Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: April 29, 2022

PRESS RELEASE

29 April 2022 – 11.30 u CET

EURONAV OPPOSES RESOLUTIONS

PROPOSED BY CMB

ANTWERP, Belgium, April 29, 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) has noted the Schedule 13D filing from Compagnie Maritime Belge NV (“CMB”) on April 26, 2022, and the proposal to nominate three Directors (all non-independent) for election to the Supervisory Board at the Company’s Annual General Meeting that is to take place on May 19, 2022.

In recent years, Euronav has been adapting its Supervisory Board to the fast-changing sector trends and to the company’s strategic goals. Today, Euronav’s Supervisory Board brings together the relevant skills, gender diversity and experience to ensure effective, entirely independent oversight of the Company’s strategy in the best interest of all its stakeholders:

•	100% of Euronav’s Supervisory Board members are independent and best positioned to represent the interests of all stakeholders;

•	The Supervisory Board encompasses a broad range of valuable and complementary experiences and critical skills to properly oversee Euronav’s strategy and Management Board;

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The Supervisory Board proposed by Euronav offers an appropriately balanced mix of tenure (two with more than six years, two with three years and one new addition) and diversity (three women and two men).

Having conducted a thorough analysis of CMB’s proposal, Euronav has decided to recommend that shareholders vote against the resolutions put forward by CMB.

Fundamentally, Euronav believes that the lack of independence of the CMB candidates would weaken the Board profile and threaten to bring conflicts of interest into the boardroom. If elected to the Supervisory Board, these candidates would be unable to offer an unbiased opinion on any future scenario for Euronav. They represent the position of a single shareholder who has publicly voiced its opposition to the previously announced combination with Frontline. Additionally, as they have expressed publicly, CMB wants to implement an alternative business plan involving a phase-out of Euronav’s core business and a likely combination of CMB Tech and Euronav that would conflict with Euronav’s current and future strategy. This would create a potential conflict of interest for every single investment and strategy decision presented to the Supervisory Board and would undermine the Company’s commitment to upholding the highest standards of governance. Furthermore, this would not strengthen Euronav’s leading position in sustainable shipping and its pioneering decarbonisation strategy, on which the Company will update all stakeholders on May 5, 2022.

PRESS RELEASE

29 April 2022 – 11.30 u CET

The Supervisory Board has thoroughly analysed two previous proposals received from CMB for a transaction to combine CMB Tech and Euronav, and each time has come to the unanimous conclusion that any combination would not be in Euronav’s corporate interest and would most likely destroy shareholder value. The two companies are highly incompatible, with dissimilar financial profiles and business characteristics. A combination would likely lead to dissynergies and a dramatic change to Euronav’s core business. This assessment was supported by third party independent advice.

Additionally, the Company considers that the Directors proposed by CMB do not offer relevant additional skills, diversity or experience that are not already represented on the Supervisory Board. The recent and ongoing refreshment process (including the transition of the Chairman) already provides for the addition of new voices in the boardroom.

Euronav reaffirms its confidence that the Supervisory Board’s current composition – including Mr. Steven Smith whom the Company proposes to appoint at the next Annual General Meeting – is best suited to properly oversee the Company’s strategy, which includes creating value for its shareholders and supporting its sustainability commitments in the interests of all its stakeholders.

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Contact:

Brian Gallagher – Head of IR & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

About Euronav

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 37 VLCCs (three to be delivered), 26 Suezmaxes (of which one is in a joint venture, two vessels that are time chartered in and three vessels to be delivered) and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.

PRESS RELEASE

29 April 2022 – 11.30 u CET

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

IMPORTANT INFORMATION FOR INVESTORS

This announcement is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline Ltd. (“Frontline”) and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS.

PRESS RELEASE

29 April 2022 – 11.30 u CET

You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Frontline Ltd.	Euronav NV
Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no	Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.